

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 17, 2014

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re:     Guggenheim Defined Portfolios, Series 1237
        File Nos. 333-198607 and 811-03763

Dear Mr. Fess:

On September 5, 2014, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1237 (the "Fund"), consisting of a unit investment trust, Zacks Rank Strong Buy 50 Strategy Portfolio, Series 1 (the "Trust").  We have reviewed the registration statement, and have provided our comments below.  For convenience, we generally organized our comments using headings and defined terms from the registration statement.  Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

**PROSPECTUS**

**Investment Summary — Final Trust Portfolio Construction Screen**

1.      The first sentence in the first paragraph of this section states that the "asset segments" are combined to form the final portfolio.  Please disclose what asset segments are being combined.  Also, the second sentence in this paragraph states that an eligible security "with liquidity of less than the estimated total dollar value of the security as of the Security Selection Date" will be removed from the trust portfolio.  Please provide a definition of "liquidity" in this section, and clarify what is meant by the term "estimated total dollar value of the security."

2.      The third paragraph of this section states that, if the Final Trust Portfolio Construction Screen results in the selection of a "non-MLP security" that is not treated as a corporation for tax purposes, the non-MLP security will be eliminated and a different security will be selected. Since the second bullet point in the Security Selection section eliminates all MLPs from consideration for the final portfolio, please revise this disclosure by eliminating the term "non-MLP."

**Investment Summary — Hypothetical Performance Information**

3.      The first paragraph following the hypothetical return tables states that the Hypothetical Strategy figures reflect the deduction of the maximum sales charge for the first year, and a reduced sales charge in the remaining years. Please also disclose in this paragraph whether the annual operating expenses of the Trust are reflected in the hypothetical return tables.

**Investment Summary — Principal Risks**

4.      The second bullet point in this section provides the risks of the Trust's investments in foreign securities. Please explain to us whether the Trust will invest in securities of emerging market countries and, if so, provide corresponding disclosures in the discussions of the Trust's principal investment strategies and principal risks.

5.      Please provide a risk specific to the Trust, i.e., the possibility that the common stocks selected using the model may perform poorly.

**GENERAL COMMENTS**

6.      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.      Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

8.      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel